SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER , 2003 .
                                          -------   -----

                              HILTON PETROLEUM LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.





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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Petroleum Ltd.
                                              (Registrant)

Date  October 21, 2003                     By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


1 Print the name and title of the signing officer under his signature.



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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HPM / OTCBB: HPMPF
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                    OCTOBER 21, 2003

                                 YEAR-END REVIEW

Mr. Nick DeMare provides the following update on the Company.

Effective November 30, 2002, the Company decided it could not continue funding its U.S. subsidiary companies which held the East Lost Hills project. The impetus for this decision was notification received from the operator of the proposed plugging and abandoning of the ELH #4 and #9 wells. This effectively ended the Company's East Lost Hills project participation.

The Company's Basil prospect, which showed much early promise, was also abandoned after the unsuccessful drilling of a side-track well.

In June of 2002 the Company concluded a letter of intent over certain gold properties in China. While ultimately the costs incurred with respect to this acquisition were written off due to title issues, the recent improvements in gold and silver prices have justified the Company's decision to pursue acquisition of such projects.

In July 2003, the Company's founder and CEO, Mr. Donald W. Busby, resigned as a director and officer of the Company. Mr. DeMare was appointed President, on an interim basis, during the transition period.

In October 2003, after much negotiation, the Company announced the finalization of an option agreement to earn a 60% interest in the El Nayar Project, totalling approximately 6,722 hectares in the state of Nayarit, Mexico. The El Nayar Project area is in an area of extensive alteration and mineralization related to historic mining efforts conducted by the Spaniards and, in more modern times, by English and American mining interests. The mineralization mined by the Spaniards occurred within highly oxidized brecciated veins and stockworks containing bonanza grade silver and gold mineralization. There are large areas remaining to be explored using modern exploration techniques to determine the extent of gold and silver oxidized mineralization which are highly amenable to heap leach recovery methods or recovery using standard mining followed by agitation leaching in tanks.

In order to pursue this project, the Company also announced a financing of 4,000,000 units to raise $400,000. This financing is integral to the development of this prospect.

The tasks for the coming year are many but some difficult decisions have been made.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "HPM" and, in the United States, on the OTC Bulletin Board as "HPMPF".

ON BEHALF OF THE BOARD

/s/  Nick DeMare
----------------------
Nick DeMare, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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